2024

ANNUAL REPORT

Northrim BanCorp, Inc.

MISSION

To Be Alaska's Most Trusted Financial Institution

We are committed to adding value for our customers, communities and shareholders.

VISION

To Be Alaska's Premier Bank And Employer Of Choice

We will be a leader in financial expertise, products and services, focused on continuous improvement and market growth.

VALUES

Proud To Be Alaskan

We are Alaskan managed. We embody Alaska's frontier spirit and values, and strongly support our communities.

Superior Customer First Service

We have a sincere appreciation for our customers. We want to build lasting customer relationships through professional, prompt and caring service.

Growth

We look for growth opportunities for our customers, our institution and our employees. We strive to be better, personally and professionally.

Integrity

We are trustworthy, reliable and ethical, and provide our customers with secure, confidential services.
We do what is right.



MESSAGE TO SHAREHOLDERS

NORTHRIM BANK (THE BANK) HAD AN OUTSTANDING YEAR, ACHIEVING RECORD CORE EARNINGS IN 2024, DRIVEN BY STRONG OPERATIONS AND THE DISCIPLINED EXECUTION OF THE LONG-TERM STRATEGIC PLAN

Net income for the year increased 46 percent to $37.0 million, compared to $25.4 million in 2023. We ended the year with an eight percent increase in total assets, and exceeded $3 billion in assets for the first time in Bank history.

Organic loan and deposit growth resulted in increased net interest income, contributing to the Bank's 2024 earnings. Portfolio loans were $2.13 billion at year-end, up 19 percent from a year ago, while total deposits were $2.68 billion for the year, up eight percent from 2023. This organic growth outpaces peer banks nationwide, and we believe it positions us well for continued expansion and profitability.

Northrim's stock price reached a record high of $91.72 per share in 2024, and total shareholder return outperformed many peers, as well as the regional banking index.

The Bank maintained strong credit quality in 2024, reinforcing a commitment to sound lending practices. Our lending pipeline remains robust and diversified regionally and by industry, supported in part by active infrastructure investments across the state.

This growth reflects the expansion of existing customer relationships and the strength of new relationships, including large, sophisticated clients who recognize Northrim's reputation for flexibility, responsiveness and ability to deliver creative solutions locally. The opening of the full-service Homer Financial Center, Northrim's 20th branch in the state, underscored the commitment to meeting the banking needs of communities across the state.

The Bank's subsidiaries, divisions and affiliates also contributed to a strong year. Residential Mortgage, LLC (Residential Mortgage) increased production volume by 37 percent and expanded market share with continued growth in Arizona, Colorado and the Pacific Northwest.

The Bank completed it's first business acquisition in a decade, acquiring Sallyport Commercial Finance, LLC (Sallyport), a leading provider of factoring, asset-based lending and alternative specialty financing solutions for small and medium-sized enterprises in the U.S., Canada and to a lesser extent, the U.K. Now operating as a wholly owned subsidiary, Sallyport is expected to further diversify fee income and provide attractive risk-adjusted returns to the Bank's shareholders.

We continue to make meaningful progress toward our long-term goal of doubling the deposit market share of the Bank. In the last five years, Northrim's deposit market share in Alaska has increased from 11 percent to nearly 16 percent, loans and deposits have increased by almost 100 percent, and net interest income has increased by 60 percent.

Our success is the result of years of strategic execution—building the right team, expanding products and services, growing our branch network, leveraging technology and enhancing systems and processes. These efforts are now delivering tangible results.

We remain committed to attracting and retaining top talent, and fostering a culture of Superior Customer First Service. Our team of experienced lenders continues to make strides in key industries, while our internship program commercial banker trainee program and management academy are successfully developing the next generation of bankers. Recent senior leadership transitions were seamless, reflecting the strength of our succession planning.

We are executing on our vision and our 2024 results reflect that dedicated effort. We remain disciplined in our approach, focused on doing what's right for our customers and state while driving value for our shareholders. As we look to the future, we are optimistic about the opportunities ahead.

JOE SCHIERHORN
Chairman

MIKE HUSTON
President and CEO

2024 FINANCIAL SNAPSHOT[1]

Years Ended December 31
(In thousands, except per share data and shares outstanding amounts)

	2024	2023	2022	2021	2020	2019	Five-Year Compound Growth Rate
Net interest income	$113,183	$103,256	$95,115	$80,827	$70,665	$64,442	12%
Provision (benefit) for credit losses	3,293	3,842	1,846	(4,099)	2,432	(1,175)	NM
Other operating income	42,041	26,375	34,077	52,263	63,328	37,346	2%
Compensation expense, RML acquisition payments	—	—	—	—	—	468	NM
Other operating expense	104,937	94,181	88,852	89,196	89,114	76,370	7%
Income before provision for income taxes	$46,994	$31,608	$38,494	$47,993	$42,447	$26,125	12%
Provision for income taxes	10,023	6,214	7,753	10,476	9,559	5,434	13%
Net Income	$36,971	$25,394	$30,741	$37,517	$32,888	$20,691	12%
Year End Balance Sheet							
Assets	$3,041,869	$2,807,497	$2,674,318	$2,724,719	$2,121,798	$1,643,996	13%
Loans	2,129,263	1,789,497	1,501,785	1,413,886	1,444,050	1,043,371	15%
Deposits	2,680,189	2,485,055	2,387,211	2,421,631	1,824,981	1,372,351	14%
Shareholders' equity	267,116	234,718	218,629	237,817	221,575	207,117	5%
Common shares outstanding	5,518,210	5,513,459	5,700,728	6,014,813	6,251,004	6,558,809	(3)%
Average Balance Sheet							
Assets	$2,861,012	$2,690,347	$2,641,008	$2,432,599	$1,936,047	$1,555,707	13%
Earning assets	2,647,615	2,492,240	2,469,383	2,260,778	1,758,839	1,386,557	14%
Loans	1,910,156	1,643,943	1,415,125	1,478,318	1,339,908	1,010,098	14%
Deposits	2,520,449	2,364,245	2,354,881	2,125,080	1,638,216	1,276,407	15%
Shareholders' equity	251,499	227,244	224,773	239,214	211,721	208,602	4%
Basic common shares outstanding	5,502,797	5,601,471	5,765,088	6,180,801	6,354,687	6,708,622	(4)%
Diluted common shares outstanding	5,583,983	5,661,460	5,829,412	6,249,313	6,431,367	6,808,209	(4)%
Per Common Share Data							
Basic earnings	$6.72	$4.53	$5.33	$6.07	$5.18	$3.08	17%
Diluted earnings	$6.62	$4.49	$5.27	$6.00	$5.11	$3.04	17%
Book value per share	$48.41	$42.57	$38.35	$39.54	$35.45	$31.58	9%
Tangible book value per share[2]	$39.17	$39.68	$35.55	$36.88	$32.88	$29.12	6%
Cash dividends per share	$2.46	$2.40	$1.82	$1.50	$1.38	$1.26	14%
Performance Ratios							
Return on average assets	1.29%	0.94%	1.16%	1.54%	1.70%	1.33%	(1)%
Return on average equity	14.70%	11.17%	13.68%	15.68%	15.53%	9.92%	8%
Equity/assets	8.78%	8.36%	8.18%	8.73%	10.44%	12.60%	(7)%
Tangible common equity/tangible assets[3]	7.23%	7.84%	7.62%	8.19%	9.76%	11.73%	(9)%
Net interest margin	4.28%	4.14%	3.85%	3.58%	4.02%	4.65%	(2)%
Net interest margin (tax equivalent)[4]	4.33%	4.21%	3.89%	3.60%	4.05%	4.70%	(2)%
Non-interest income/total revenue	27.08%	20.35%	26.38%	39.27%	47.26%	36.69%	(6)%
Efficiency ratio[5]	67.60%	72.64%	68.76%	66.99%	66.47%	75.43%	(2)%
Dividend payout ratio	36.63%	53.59%	34.17%	25.02%	26.66%	40.79%	(2)%
Asset Quality							
Nonperforming loans, net of government guarantees	$7,533	$5,002	$6,430	$10,672	$10,048	$13,951	(12)%
Nonperforming assets, net of government guarantees	11,598	5,810	6,430	15,031	16,289	19,946	(10)%
Nonperforming loans, net of government guarantees/portfolio loans	0.35%	0.28%	0.43%	0.75%	0.70%	1.34%	(24)%
Net charge-offs (recoveries)/average loans	(0.01)%	—%	(0.08)%	0.07%	0.03%	(0.07)%	(32)%
Allowance for credit losses/portfolio loans	1.03%	0.97%	0.92%	0.83%	1.46%	1.83%	(11)%
Nonperforming assets, net of government guarantees/assets	0.38%	0.21%	0.24%	0.55%	0.77%	1.21%	(21)%
Other Data							
Effective tax rate	21%	20%	20%	22%	23%	21%	—%
Number of banking offices[6]	20	20	19	18	17	16	5%
Number of employees (FTE)[7]	503	472	469	451	438	431	3%

For explanation of footnotes, please see page 19.



Valdez Senior Living Apartments: newly constructed community housing serving area seniors.

PROUD TO BE ALASKAN

Our home state of Alaska is experiencing its strongest economic environment in years, marked by solid Gross State Product growth and job expansion. Significant infrastructure investments—including broadband, transportation, port, military and energy—are driving development, supported by the highest per capita federal funding in the nation. Natural resource revenue further bolsters the economy. The Alaska job market remains strong, particularly in the construction sector, contributing to a positive overall economic outlook.

The Workforce Housing Challenge

While job opportunities are increasing, population growth is not keeping pace. Many employers are forced to recruit workers from outside the state, highlighting a critical issue: the lack of affordable and available workforce housing. Firefighters, healthcare professionals, law enforcement and other essential workers often struggle to find suitable housing within their means, creating a barrier to workforce recruitment and retention.

Addressing the housing shortage is key to solving the workforce shortage. While there are federal programs for low- and moderate-income housing, workforce housing remains an underserved market. The gap between the cost of building homes and what individuals can afford continues to be a major challenge, requiring creative, locally driven solutions.

Addressing Accessible Housing

Northrim has long been committed to supporting affordable housing across the state. Over the past decade, we have financed more than 600 affordable housing units for families

and seniors, and invested over $30 million as a tax credit equity partner. Our total investment of approximately $135 million represents a significant contribution to affordable housing within the state.

We work closely with nonprofit organizations statewide to support affordable, low-income and workforce housing initiatives. As the largest servicer of Alaska Housing Finance Corporation (AHFC) loans in the state, we are pleased to support AHFC's mission to provide Alaskans with access to safe, quality, affordable housing.

Last year, we also launched a housing task force, bringing together employees from across the Bank to better understand the challenges faced by developers, consumers and housing organizations. This group is evaluating existing financing programs, exploring new solutions, advocating for policy changes and working to secure additional state and federal funding to incentivize workforce housing development.

Affordable housing is a critical issue for the state's economic health, and we are committed to being part of the solution.

5-YEAR PICTURE

NET INCOME
(IN THOUSANDS)

$40k
$30k
$20k
$10k
$0
32,888
37,517
30,741
25,394
36,971
2020
2021
2022
2023
2024

TOTAL ASSETS
(IN THOUSANDS)

$3m
$2.5m
$2m
$1.5m
$1m
$500k
$0
2,121,798
2,724,719
2,674,318
2,807,497
3,041,869
2020
2021
2022
2023
2024

PORTFOLIO LOANS
(IN THOUSANDS)

$2m
$1.5m
$1m
$500k
$0
1,444,050
1,413,886
1,501,785
1,789,497
2,129,263
2020
2021
2022
2023
2024

TOTAL DEPOSITS
(IN THOUSANDS)

$2.5m
$2m
$1.5m
$1m
$500k
$0
1,824,981
2,421,631
2,387,211
2,485,055
2,680,189
2020
2021
2022
2023
2024

BUILDING LASTING CUSTOMER RELATIONSHIPS

Our growth is driven by a strong focus on full banking relationships. We are expanding with existing customers while attracting new ones, including some of the largest companies in the state, demonstrating that while we remain a community bank, we have the capacity to serve businesses of all sizes and industries. It is rewarding to see our impact across the state—from Northwest Alaska to Southeast—and we take pride in supporting Alaska's diverse industries as they drive our state forward.

Embodying Alaska's Frontier Spirit and Values: *Loans*

Loan growth in 2024 was broad-based, spanning Alaska industries and geographies, as well as loan participation in the lower 48 with partner banks. For the third year in a row, we were named the Small Business Association (SBA) Alaska 504 Third Party Lender of the Year. This award, announced in 2024, recognized our commitment to providing financial assistance to Alaska's small business owners, which resulted in the approval of 11 SBA 504 loans totaling over $10.5 million during fiscal year 2023.

We were also a supportive lending partner of the Alaska Small Business Development Center's State Small Business Credit Initiative program, allowing businesses in Alaska to bridge the funding gap that often hinders the growth of promising ventures that may be socially or economically disadvantaged.

Another key highlight was our involvement in C-PACER (Commercial Property Assessed Clean Energy & Resilience) financing, a program that supports energy efficiency and resilience upgrades for commercial properties.



Affinity Hospitality's The Courtyard by Marriott Midtown Anchorage, funded in partnership with Nuveen Green Capital, is the state's first new construction project using the C-PACER program.



The Aviator Hotel is currently undergoing revitalization in downtown Anchorage, utilizing $16.75 million of C-PACER capital.

Focused on Market Growth: *Deposits*

Our approach goes beyond lending. We prioritize full-service banking relationships, with our lenders working closely with our branch managers and treasury management to ensure customers receive comprehensive financial support. In turn, we reinvest capital back into the communities we serve—strengthening both the Bank and the local economy.

This commitment fueled our deposit growth in 2024. The most recent FDIC data shows that Northrim's Alaska deposit market share increased to 15.7 percent of Alaska's total deposits as of June 30, 2024, compared to 15.0 percent in 2023.

GROWING FOR ALASKA

In March 2024, we opened our 20th branch, the Homer Financial Center, expanding our presence on the Kenai Peninsula and strengthening our statewide footprint. After establishing a loan production office in Homer in 2023, we are excited to now offer full-service banking and a team of local experts to better meet community needs.

We continue to explore opportunities in underserved areas where banking options are limited. The Bank currently has branches in four regions of Alaska identified by the Federal Reserve as "distressed or underserved non-metropolitan middle-income geographies."

SECURE, CONFIDENTIAL SERVICES

Technology remains a key driver of operational efficiency and fraud prevention at Northrim. In 2024, we streamlined internal processes and enhanced security measures to better protect both the Bank and our customers. These initiatives ensure we can continue growing while maintaining the highest standards of service and security.

We are also exploring newer technology—such as interactive teller machines—to provide banking solutions in new markets without the need for a traditional branch.

NONPERFORMING ASSETS, NET OF GOVERNMENT GUARANTEES (IN THOUSANDS)

Year	Value	Percent
2020	16,289	.77%
2021	15,031	.55%
2022	6,430	.24%
2023	5,810	.21%
2024	11,598	.38%

*Nonperforming assets, net of government guarantees divided by total assets



A LEADER IN EXPERTISE, PRODUCTS AND SERVICES

We are committed to offering innovative financial solutions that meet the needs of the diverse communities we serve. In 2024, we launched Easy Banking, a new checking account designed to provide safe, affordable banking to those without access to traditional financial services. It is the first and currently only account in the state certified by the Cities for Financial Empowerment Fund as meeting the Bank On National Account Standards.

We also migrated to Zelle®, offering customers a fast, secure way to send and receive money, even across different financial institutions. These enhancements reflect our ongoing focus on providing convenient, accessible financial solutions.

ALWAYS STRIVING TO BE BETTER: CONSUMER LENDING

Our dedicated consumer lending team continues to listen and respond to customers, reinforcing our commitment to meeting their personal financing needs.

We developed a disaster relief lending program in response to the devastating summer 2024 floods in the Southeast Alaska community of Juneau. Based on employee feedback, we designed this program as a bridge loan to help homeowners access funds for urgent repairs while awaiting insurance claims. With lower interest rates, reduced fees and interest-only payments, this initiative provides critical financial relief to families in crisis. Launched in late 2024, it underscores our core values as a community bank—offering impactful solutions that truly support the communities we serve.

LOAN PORTFOLIO
(IN THOUSANDS)



COMMERCIAL REAL ESTATE
$1,039,491

COMMERCIAL
$518,148

CONSTRUCTION
$214,068

CONSUMER
$7,562

RESIDENTIAL REAL ESTATE
$359,181

- 49%
- 10%
- .4%
- 17%
- 24%

DEPOSITS (IN THOUSANDS)



INTEREST-BEARING DEMAND
$1,108,404

DEMAND
$706,225

SAVINGS DEPOSITS
$250,900

MONEY MARKET DEPOSITS
$196,290

TIME DEPOSITS
$418,370

- 41%
- 9%
- 7%
- 16%
- 27%

COMMITTED TO ADDING VALUE: OUR SUBSIDIARIES, DIVISIONS AND AFFILIATES

OUR FAMILY OF SUBSIDIARIES, DIVISIONS AND AFFILIATES PLAY A CRITICAL ROLE IN STRENGTHENING THE BANK BY EXPANDING SERVICES FOR OUR CUSTOMERS, DIVERSIFYING REVENUE SOURCES, AND INCREASING NON-INTEREST INCOME.



RESIDENTIAL MORTGAGE

With a growing presence across Alaska and in key lower 48 markets in the Southwest and Pacific Northwest, Residential Mortgage provides expertise to current and prospective homeowners seeking financing solutions. The company continued to grow its Alaska market share while expanding operations outside the state, adding experienced mortgage originators in Arizona, Colorado, Idaho, Oregon and Washington. Despite a mortgage environment marked by higher interest rates and limited inventory, Residential Mortgage increased production volume by 37 percent in 2024 as compared to 2023.

The company also supported our affordable housing initiative, participating in a special lending program with the FHLB Des Moines, which provided reduced interest rates for 43 borrowers, lowering rates by an average of two percent.



NORTHRIM INVESTMENT SERVICES

Through Northrim Investment Services, our customers have access to investment services via Elliott Cove Capital Management and insurance products through Elliott Cove Insurance Agency, offering a comprehensive range of financial solutions. Northrim Investment Services assets under management grew 18 percent from 2023 to 2024. Additionally, Northrim Investment Services was a success story for our internship program, with a former intern joining the company as a full-time investment advisor.



NORTHRIM FUNDING SERVICES

By purchasing accounts receivable, Northrim Funding Services provides financial solutions for capital-constrained businesses, helping small- to mid-sized companies manage cash flow during periods of rapid growth or change. The company also helps customers transition back to traditional bank lending programs. Based in Bellevue, Washington, Northrim Funding Services continued to grow its customer base in 2024, strengthening its position in the market.



SALLYPORT COMMERCIAL FINANCE

In 2024, Northrim completed the acquisition of Sallyport Commercial Finance, which provides services and products related to factoring and asset-based lending in the U.S., Canada and to a lesser extent, the U.K. This acquisition complements the products currently offered by Northrim Funding Services, enhancing our factoring business, expanding our team of industry experts and further diversifying the Bank's income stream.



PACIFIC PORTFOLIO

Pacific Wealth Advisors (Pacific Portfolio) continues to provide independent wealth management and investment advisory services to high-net-worth individuals, families, institutions and foundations. Its leadership remains widely recognized, with its Chairman and CEO, Larry Hood, named among Barron's Top 100 Independent Advisors annually from 2015 to 2024. Northrim BanCorp owns 21 percent of Pacific Portfolio.

By continuing to invest in these businesses, we enhance the Bank's ability to meet diverse customer needs while driving long-term growth and stability.

CUSTOMER FIRST SERVICE AWARD



DOING WHAT IS RIGHT

Attracting and developing top talent is key to our success. In 2024, we welcomed exceptional new employees, strengthening our team and fueling our growth. Our reputation as a great place to work continues to attract high-caliber professionals, just as word-of-mouth brings in new customers. We are proud that we were once again recognized by the Alaska Journal of Commerce as one of the Best Workplaces Alaska for 2024.

Our strategy is simple: The right people in the right roles create strong business relationships and drive long-term success. A shared commitment to creativity, collaboration and customer-focused solutions sets us apart. We embrace challenges and take the time to explore possibilities, working strategically with each other and with customers to find solutions that benefit both them and the Bank.

PROFESSIONAL, PROMPT, CARING SERVICE

Each quarter, we honor employees who exemplify our company values through outstanding service. This year's award winners embody the core principles our founders established nearly 35 years ago—responsiveness, adaptability, creativity and a commitment to going above and beyond for customers and colleagues.

These employees not only provide exceptional customer service, but also strengthen our internal teamwork. Their dedication reinforces our belief that the closer we collaborate, the better we serve our customers.

This year's winners include both long-time employees and newer hires, reflecting our success in attracting top talent and fostering a culture of excellence. Their contributions demonstrate a deep commitment to our mission, proving that no matter how much we grow, our service remains as strong as ever.

STRONG SUPPORTERS OF OUR COMMUNITY

Northrim continued our tradition of giving back in 2024, providing community support through financial contributions and volunteerism.

Our employees demonstrated their generous spirit by participating in the annual United Way Campaign benefitting local communities throughout Alaska, raising over $162,000—the highest amount in Northrim's 34-year history. Bank employees also volunteered 3,800 hours supporting organizations and initiatives close to their hearts.

In addition to the generosity of our employees, the Bank also contributes a substantial amount to support Alaska organizations, focusing on those that help with community and economic development, strengthen low-income families and advance higher education. During 2024, Northrim contributed over $1.18 million to organizations throughout Alaska, a new high for philanthropic giving.

Community support has been important to the Bank since opening our doors and, as we continue to grow, so does our investment in the communities we serve.

AIMING TO BE ALASKA'S EMPLOYER OF CHOICE

Caring for our employees is equally important as supporting our customers and the communities we serve, and we continue to enhance our employee benefits. In response to employee feedback, we switched insurance providers and introduced a no-premium healthcare plan alongside our regular and high-deductible options, ensuring access to affordable, high-quality care. By fostering a strong, healthy workforce, we improve our ability to make a meaningful impact both within and beyond our organization.



2024 Customer First Service Winners (left to right):

Lindsay Atkins, *Branch Manager, Jewel Lake Branch;* **Jessica Samuel,** *Consumer Loan Originator;*
Stephen Arurang, *IT Systems Administrator;* **Lua Leota,** *Universal Banker, Seventh Avenue Branch;*
Cindy Cheely, *Assistant Branch Manager, Jewel Lake Branch;* **Ben Schulman,** *Commercial Loan Officer;*
Christina Lawrence, *Assistant Branch Manager, Eagle River Branch;* **Virna Pacis,** *Senior Loan Servicer*

HELPING OUR CUSTOMERS REACH NEW HEIGHTS

AT NORTHRIM BANK, WE TAKE PRIDE IN CRAFTING INNOVATIVE FINANCIAL SOLUTIONS THAT EMPOWER OUR CUSTOMERS, LIKE PATHFINDER AVIATION, LLC, TO THRIVE.


N806PA
U.S. National Science Foundation
NSF



Based in Anchorage, Pathfinder Aviation specializes in helicopter services, transporting personnel and cargo across some of Alaska's most remote and challenging terrains. From resource exploration and fire suppression to scientific research and heli-skiing, its operations require state-of-the-art equipment and unwavering precision.

To maintain its high safety standards and operational efficiency, Pathfinder Aviation sought to refinance its helicopter fleet, ensuring access to the most advanced and reliable aircraft for its demanding missions. Simultaneously, the company was seeking working capital for an exciting new venture: a contract with the National Science Foundation (NSF) to provide helicopter support in Antarctica.

This groundbreaking opportunity required substantial investment. Pathfinder Aviation needed to outfit multiple helicopters for the extreme Antarctic environment and orchestrate a complex, 9,774-mile logistical operation to transport aircraft, personnel and equipment from its Alaska headquarters to McMurdo Station.

Recognizing Pathfinder Aviation's growth potential and commitment to excellence, Northrim took a creative approach to structuring a financing package tailored to the company's needs. We partnered with the Alaska Small Business Development Center's State Small Business Credit Initiative (SSBCI) program, a 2023 initiative designed to support small businesses by addressing funding gaps that can limit expansion opportunities, particularly for socially or economically disadvantaged enterprises.

Jennifer McLay, Northrim Vice President and Commercial Loan Officer, collaborated with Pathfinder Aviation and SSBCI representatives to develop a strategic financing solution, including a combination of term loans and a line of credit. As a result, the company had the resources necessary to upgrade its fleet and support its expansion, while creating 18 new jobs that further bolstered the state's economy.

"The Bank worked diligently with the SSBCI program to develop a creative financing package under unique circumstances," said Rogan Parker, Pathfinder Aviation CEO. "Their dedication to local companies has truly helped position Pathfinder Aviation as a strong employer across the state of Alaska and around the globe."

McLay added, "Pathfinder Aviation is an industry leader, and their commitment to excellence aligns perfectly with Northrim's. We are honored to support businesses like theirs that drive innovation and economic prosperity in Alaska."

OUR LEADERSHIP TEAM

LEADING ALASKA'S PREMIER BANK

Our executive and senior management team remains a driving force behind the Bank's success. We continue to attract and develop high-caliber leaders while streamlining our structure for optimal efficiency. Our talented, adaptable team expands the reach of their responsibilities as we align roles with individual strengths and encourage collaboration.

In 2024, we seamlessly navigated several leadership transitions, maintaining a cohesive and highly effective team. Joe Schierhorn transitioned to Chairman of the Bank, as Mike Huston was promoted to President and CEO. Huston joined Northrim as Executive Vice President and Chief Lending Officer in 2017, arriving with more than 25 years of industry experience. He has served as Bank President and Chief Lending Officer since 2022.

We also welcomed Nathan Reed to the executive team as Chief Information Officer in 2024. Reed brings more than 20 years of experience in the banking industry, most recently serving as the SVP, Chief Data Officer at Umpqua Bank, headquartered in Oregon. His experience at a larger institution will assist us as we continue moving toward our strategic goals.

EXECUTIVE TEAM



Executive team (left to right):

Mark Edwards, *EVP-Chief Credit Officer & Bank Economist;* ***Amber Zins,*** *EVP-Chief Operating Officer;* ***Jason Criqui,*** *EVP-Chief Banking Officer;* ***Mike Huston,*** *President & CEO;* ***Nathan Reed,*** *EVP-Chief Information Officer;* ***Jed Ballard,*** *EVP-Chief Financial Officer*

SENIOR MANAGEMENT



Senior Management team includes:

TJ Alinen, Katie Bates, Ryan Caldwell, Melody Charlton, Sean Christian, Catherine Claxton, Greg Deal, Cindy Fields, Douglas Frey, Joe Gelione, Josh King, Tammy Kosa, Doug Ladenburger, Stefan Saldanha, Kari Skinner, Erick Stoeckle, Mhay Sy, Latosha Taylor, Kevin Tillotson

Our three training programs create a continuum of growth, from sparking interest in banking careers, to developing entry-level employees, to preparing future executives. By consistently investing in developing talent, we cultivate a strong pipeline of skilled professionals who align with our culture, values and strategic goals.

Summer Internship Program

Our internship program continues to deliver promising talent. Four former interns are returning in 2025, demonstrating the program's impact. Two past interns have advanced into our commercial banker trainee program, and another was hired as an investment advisor at Northrim Investment Services.

Commercial Banker Trainee Program

This year-long program provides entry-level employees with hands-on experience through rotations across the Bank's diverse branches and departments, learning about our processes and our culture. Upon completion, participants are placed in full-time roles that match their skills and interests. Recent graduates have secured positions in investment services, credit analysis and lending, strengthening our workforce for the future.

Northrim Management Academy

Designed for existing employees across all departments, this year-long leadership development program includes 10 courses and a capstone project focused on internal process improvement. Many employee-driven ideas from the program have led to meaningful operational enhancements throughout the Bank. A new cohort began in January 2025, reinforcing our commitment to continuous improvement and growing the next tier of leaders from within the Bank.

BOARD OF DIRECTORS

We value the expertise and diversity of our Board of Directors, which represent the full spectrum of Alaska's economy, covering many industries and geographic areas. We are deeply appreciative of the time, experience and guidance they share as we work together to strengthen the Bank, our customers and our state. We extend special gratitude to Larry Cash, director since 1995, and David Wight, director since 2006, who retired from the Board in 2024.

In addition to Northrim President and CEO Mike Huston joining the Board, we also welcomed Shauna Hegna to our Board in 2024. As the President of Koniag, an Alaska Native regional corporation and one of the largest for-profit companies headquartered in the state, Hegna brings extensive expertise in shareholder services, communications and government affairs. A lifelong Alaskan, Hegna has focused her career on supporting and strengthening communities. Her proven leadership and accomplishments are a notable addition to our Board.

      

| **Joe Schierhorn**
Director since 2016
Chairman | **Mike Huston**
Director since 2024 | **Anthony Drabek**
Director since 1991 | **Karl Hanneman**
Director since 2014 | **Shauna Hegna**
Director since 2024 | **David Karp**
Director since 2015 | **Joe Marushack**
Director since 2021 |

     

| **David McCambridge**
Director since 2011
Chairman,
Audit Committee | **Krystal Nelson**
Director since 2015
Chairman, Compensation
Committee | **Marilyn Romano**
Director since 2023 | **Aaron Schutt**
Director since 2018 | **John Swalling**
Director since 2002
Lead Director, Chairman,
Governance & Nominating
Committee | **Linda Thomas**
Director since 2014 |

Joe Schierhorn
Chairman, Northrim BanCorp, Inc. and Northrim Bank

Mike Huston
President, CEO and COO, Northrim BanCorp, Inc.
President and CEO, Northrim Bank
Vice Chair of Board, Housing Alaskans, A Public Private Partnership, since 2023
Executive Committee, Anchorage Economic Development Corporation, since 2017

Anthony Drabek
Director, Koniag, Inc., an Alaska Native Corporation, since 2019
President and CEO, Natives of Kodiak, Inc., an Alaska Native Corporation, 1989-2010

Karl Hanneman
CEO and Director, International Tower Hill Mines Ltd. (COO 2015-2016, Alaska General Manager 2010-2015)
Director, Fairbanks Chamber of Commerce, 2010-2020
Director, Usibelli Coal Mine, Inc., since 2011
Director, Sunshine Silver Mining & Refining Corp., 2018-2020
Director, Gatos Silver, Inc., 2022-2025

Shauna Hegna
President, Koniag, Inc, an Alaska Native Corporation, since 2017
Chief Administration Officer, Alaska Native Tribal Health Consortium, 2014-2016
Director, University of Alaska Foundation, since 2023
Chair, Housing Alaskans Trust, since 2022
Director, Koniag Government Services, LLC, since 2018
Chair, ANCSA Regional Association, since 2017
Vice Chair, Alutiiq Heritage Foundation, since 2016
Chair, RurAL CAP Foundation, since 2012
Director, Rural Energy Enterprises, since 2009

David Karp
SVP, Managing Director, Alaska Saltchuk, since 2019
President and CEO, Northern Aviation Services, Inc., 2011-2018
Director, Alaska Communications Systems, Inc., 2011-2021
Community Advisory Board Chair, Alaska Communications Systems, Inc., since 2022
Director, Anchorage Economic Development Corporation
Director, Alaska Resource Education

Joe Marushack
Director, McDermott International, LTD since 2023
Board Member, Yellowstone Forever, 2015-2022
President, ConocoPhillips Alaska, 2015-2021
President, ConocoPhillips Asia, Pacific and Middle East, 2012-2015
President, ConocoPhillips Canada, 2010-2012
President, ConocoPhillips Australia, 2007-2010

David McCambridge
Audit Partner, KPMG LLP, 1978-2010
Director and Treasurer, the Tanaka Foundation, 1985-2015
Director, Great Alaska Council Boy Scouts of America, 1993-2012
President and Director, Alaska Kidney Foundation 1999-2020

Krystal Nelson
EVP and COO, Bering Straits Native Corporation, since 2014
SVP and COO, Ahtna Engineering Services, 2007-2014
Director, Resource Development Council, since 2023
Director, Covenant House Alaska since 2022

Marilyn Romano
Regional Vice President, Alaska Airlines, since 2011
Vice President/Publisher, Fairbanks Daily News-Miner, 2000-2011
Director, Covenant House, since 2022
Director, Governor's Aviation Advisory Board, since 2015

Aaron Schutt
President and CEO, Doyon Limited, an Alaska Native Corporation, since 2011 (COO 2008-2011 and SVP 2006-2011)
Director, Akeela, Inc., since 2001 and Chair, since 2018
Member of the University of Alaska Fairbanks Advisory Board, since 2021
Director, Alaska Native Heritage Center, 2012-2019
Director, ANCSA Regional Association Vice Chair, since 2023
Board of Managers for Doyon Utilities, LLC, since 2007

John Swalling
Founder, Swalling & Associates, PCC, an accounting firm, 1991-2019
Director of Swalling Construction Co., Inc., 1975-2018
Director and past Chairman, Providence Health & Services Alaska, 1998-2019
Director and Treasurer, Ted Stevens Foundation, since 2018
Director and President, CIVIC Ventures since 2006

Linda Thomas
VP & Treasurer, Alaskan Brewing & Bottling Co. and its subsidiaries since 2024.
CFO, 1994-1996, COO, 1996-2016, CEO & Director 2016-2024
Member and Past President, Juneau Chamber of Commerce, 2002-2019
Board Member, League of Women Voters, since 2021

INFORMATION AND ADDRESSES

Annual Meeting:
May 22, 2025
Virtual Meeting

Stock Symbol:
(NRIM NASDAQ) Northrim BanCorp, Inc.

Auditor:
Moss Adams LLP

Transfer Agent & Registrar:
American Stock Transfer & Trust Company LLC
(800) 937-5449, info@amstock.com

Legal Counsel:
Accretive Legal, PLLC

Investor Information:
For stock information and SEC filings, copies of earnings and dividend releases, click on "Investor Relations" section at northrim.com

Investor Requests:
Call our Corporate Secretary at (907) 562-0062 or write
Corporate Secretary, Northrim Bank
P.O. Box 241489, Anchorage, AK 99524-1489

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission or any other regulatory authority.

Northrim Bank is an Equal Opportunity and Affirmative Action Employer. Qualified applicants and employees receive consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, age, national origin, physical or mental disability, protected veteran status, pregnancy, parenthood, marital status, changes in marital status, genetic information or any other status protected by federal, state or local law.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are not historical facts. These forward-looking statements are, in effect, management's attempt to predict future events, and thus are subject to various risks and uncertainties. Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. When used herein, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar meaning are intended to help identify forward-looking statements. Although we believe that management's expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct as forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the Securities and Exchange Commission. Forward-looking statements contained herein are made only as of the date of this report, and Northrim does not undertake any obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this report.

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1 These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with Part II Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Northrim BanCorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024.

2 Tangible book value per share is a non-GAAP ratio defined as shareholders' equity, less intangible assets, divided by common shares outstanding. Management believes that tangible book value is a useful measurement of the value of the Company's equity because it excludes the effect of intangible assets on the Company's equity. See reconciliation to book value per share, the most comparable GAAP measurement below.

3 Tangible common equity to tangible assets is a non-GAAP ratio that represents total equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets. Management believes this ratio is important as it has received more attention over the past several years from stock analysts and regulators. The most comparable GAAP measure of shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. See reconciliation to shareholders' equity to total assets, the most comparable GAAP measurement below.

4 Tax-equivalent net interest margin is a non-GAAP performance measurement in which interest income on non-taxable investments and loans is presented on a tax-equivalent basis using a combined federal and state statutory rate of 28.43% in 2018 through 2024. Management believes that tax-equivalent net interest margin is a useful financial measure because it enables investors to evaluate net interest margin excluding tax expense in order to monitor our effectiveness in growing higher interest yielding assets and managing our costs of interest bearing liabilities over time on a fully tax equivalent basis. See reconciliation to net interest margin, the most comparable GAAP measurement below.

5 In managing our business, we review the efficiency ratio exclusive of intangible asset amortization, which is a non-GAAP performance measurement. Management believes that this is a useful financial measurement because we believe this presentation provides investors with a more accurate picture of our operating efficiency. The efficiency ratio is calculated by dividing other operating expense, exclusive of intangible asset amortization, by the sum of net interest income and other operating income. Other companies may define or calculate this data differently. For additional information see the "Other Operating Expense" section in Part II. Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report. See reconciliation to efficiency ratio, the most comparable GAAP measurement below.

6 Number of banking offices does not include RML or SCF locations. 2024 number of banking offices includes 20 full service branches. 2023 number of banking offices includes 19 full service branches and one loan production office. 2022 number of banking offices includes 18 full service branches and one loan production office. 2021 number of banking offices includes 17 full service branches and one loan production office. 2020 number of banking offices includes 16 full service branches and one loan production office.

7 FTE includes 329, 325, 329, 315, 305, and 304 Community Banking employees at the end of 2024, 2023, 2022, 2021, 2020 and 2019, respectively. FTE includes 142, 140, 133, 130, 126, and 120 Home Mortgage Lending employees at the end of 2024, 2023, 2022, 2021, 2020 and 2019, respectively. FTE includes 32, 7, 7, 6, 7, and 7 Specialty Finance employees at the end of 2024, 2023, 2022, 2021, 2020 and 2019, respectively.

Reconciliation of Selected Non-GAAP Financial Data to GAAP Financial Measures

These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Northrim BanCorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024.

WE ARE

ENGAGED
We achieve more because we are dynamic, proactive and innovative.

ACCOUNTABLE
We take personal responsibility. We do what we say we will do.

ALIGNED
We value alignment within teams and across departments. Together we are stronger.



Northrim BanCorp, Inc.

Anchorage

Northrim Headquarters
P.O. Box 241489
Anchorage, AK 99524
(907) 562-0062
(800) 478-2265 outside Anchorage
northrim.com

Eastside Community Branch
7905 Creekside Center Drive, Suite 100

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
4000 W. Dimond Blvd., Suite 2

Lake Otis Community Branch
2270 E. 37th Ave.

Midtown Financial Center
3111 C St.

Seventh Avenue Branch
517 W. 7th Ave., Suite 300

Southside Financial Center
8730 Old Seward Highway

West Anchorage Branch
2709 Spenard Road

Eagle River

Eagle River Branch
12812 Old Glenn Highway, Suite C-3

Fairbanks

Fairbanks Financial Center
360 Merhar Ave.
(907) 455-1111

Fairbanks West Community Branch
3637 Airport Way, Suite 110
(907) 452-5965

Homer

Homer Financial Center
601 E. Pioneer Ave., Suite 211
(907) 235-3702

Juneau

Juneau Financial Center
2094 Jordan Ave.
(907) 790-5168

Juneau Downtown Branch
301 N. Franklin St.
(907) 586-1010

Ketchikan

Ketchikan Financial Center
2491 Tongass Ave.
(907) 225-4545

Kodiak

Kodiak Financial Center
2695 Mill Bay Road
(907) 481-1620

Nome

Nome Financial Center
306 W. 5th Ave., Suite C
(907) 443-7200

Sitka

Sitka Financial Center
315 Lincoln St., Suite 206
(907) 747-6252

Soldotna

Soldotna Financial Center
44384 Sterling Highway, Suite 101
(907) 260-7669

Wasilla

Wasilla Financial Center
850 E. USA Circle, Suite A
(907) 376-0357

Specialty Finance

Northrim Funding Service
170 120th Ave. NE, Suite 202
P.O. Box 50242
Bellevue, WA 98015
(425) 453-1105

Sallyport Commercial Finance
14100 Southwest Freeway #210
Sugar Land, TX 77478

Home Mortgage Lending

Residential Mortgage, LLC Headquarters
100 Calais Drive
Anchorage, AK 99503
(907) 222-8800
residentialmtg.com
6 locations statewide

Affiliated Companies

Northrim Investment Services
3111 C St.
Anchorage, AK 99503
(907) 562-0062

Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company
Columbia Center
701 5th Ave., Suite 6850
Seattle, WA 98104
(206) 623-6641
pacific-portfolio.com